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                                                                     EXHIBIT 3.1

                           CERTIFICATE OF AMENDMENT OF

                        THE CERTIFICATE OF INCORPORATION

                                       OF

                              SEGUSO HOLDINGS, INC.

               (Under Section 805 of The Business Corporation Law)

     It is hereby certified that the amendments to the Certificate of Incorporation of Seguso Holdings, Inc. (the "Corporation") effected by this Certificate of Amendment are as follows:

     FIRST: To increase the aggregate number of shares of the Corporation which the Corporation shall have the authority to issue by authorizing forty five million (45,000,000) additional shares of common stock, $0.0001 par value per share, and by authorizing five million (5,000,000) shares of preferred stock, $0.0001 par value per share

     SECOND: To accomplish the foregoing amendment, Article FOURTH of the Certificate of Incorporation, relating to the aggregate number of shares which the Corporation is authorized to issue, the par value thereof, and the classes into which the shares are divided, is hereby amended as follows:

          "FOURTH: The aggregate number of shares which the corporation shall have authority to issue is Fifty Million (50,000,000) shares of common stock $0.0001 par value per share and five million (5,000,000) shares of preferred stock, $0.0001 par value per share.

          The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article FOURTH, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of New York, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

     (a) The number of shares constituting that series and the distinctive designation of that series;

     (b) The dividend rate, if any, on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

     (c) Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

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     (d) Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

     (e) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

     (f) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

     (g) Any other relative rights, preferences and limitations of that series.

Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the common shares with respect to the same dividend period.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto."

     THIRD: To provide that the Certificate of Incorporation may be amended by the majority consent of all the holders of shares entitled to vote thereon.

     FOURTH: To accomplish the foregoing amendment, the Certificate of Incorporation, shall be amended to add ARTICLE EIGHTH, which reads as follows:

          "EIGHTH: Whenever under the provisions of the Business Corporation Law shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, in accordance with the provisions of Section 615 of the Business Corporation Law."

     FIFTH: The foregoing amendments to the Certificate of Incorporation of the Corporation were authorized by unanimous written consent of the Board of Directors of the Corporation followed by the written consent of all the holders of outstanding shares of the Corporation entitled to vote on the said amendments of the Certificate of Incorporation, which consent has been given in accordance with Section 615 of the Business Corporation Law. Written notice has been given as and to the extent required by said Section 615.


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Dated as of Oct 30, 2006


                                        /s/ Robert Seguso
                                        ----------------------------------------
                                        Robert Seguso, Chief Financial Officer
                                        & President


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